OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Gab AI Inc

1200 E Parmer Lane
Apt 130
Austin, TX 78753

https://gab.ai/

9090 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Company	Gab AI Inc
Corporate Address	PO Box 270116 Austin, Texas 78727, USA
Description of Business	Telecommunications and social networking services, namely, providing live-streaming of video, online chat rooms, and electronic bulletin boards for the transmission of messages among users in the field of general interest.
Type of Security Offered	Common Stock
Minimum Investment Amount (per investor)	$199.10

Perks

$200 — If you invest $200, you will receive a Gab investor badge.

$1,000 — If you invest $1,000, you will receive a Gab coffee mug.

$10,000 — If you invest $10,000, you will receive a video chat with the team over Skype.

$50,000 — If you invest $50,000, you can meet with the team next time you are in town.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Gab AI Inc is a social networking platform. Gab offers telecommunications and social networking services, namely, providing live-streaming of video, online chat rooms, and electronic bulletin boards for the transmission of messages among users in the field of general interest. Gab has 191,000+ users from around the world, but our top five markets include the United States, Germany, The United Kingdom, Canada, and Australia.

Gab empowers creators, supports free speech and defends the free flow of information online. Gab stands for bringing folks together of all races, religions, and creeds who share in the common ideals of Western values, individual liberty and the free exchange and flow of information. At Gab, it is our mission to provide people with the tools they need to create and shape their own experience.

During 2016, the Company was funded entirely by donations, which the Company has recognized as other income in the accompanying statement of operations.

During 2017, the Company implemented its online, premium-user subscription program; GabPro. Subscription fees are collected primarily from credit cards at the beginning of the subscription period. Subscription revenues are recognized ratably over the subscription period, ranging from one month to one year, net of estimated cancellations. Subscription revenues are not allocated to any free-trial periods the Company may offer. Amounts received from subscribers for which the performance obligations have not been fulfilled will be recorded in deferred revenues. To date Gab has over 1,950 customers subscribed to GabPro.

Competition

Gab's competition includes various social networking platforms such as Facebook, Twitter, Snapchat, and other established communication platforms. We also face competition from alternative and new social networking platforms such as Vidme and Minds.

Liabilities and Litigation

We are currently not involved in any legal proceedings.

The team

Officers and directors

Andrew Torba	Co-Founder, CEO, CFO, Secretary and Director
Ekrem Büyükkaya	Co-Founder and CTO

Andrew Torba
Andrew has served as our Chief Executive Officer, Chief Financial Officer, Secretary and sole director, since our inception in September 2016. He leads our product and

company vision, marketing, operations, and monetization. Prior to founding Gab, Andrew co-founded AutomateAds.com (Kuhcoon Inc,), a social media advertising technology startup, serving as the CEO between October 2011 and August 2016 and led the company through Y Combinator in 2015 as well as seed stage financing.

Ekrem Büyükkaya
Ekrem has served as our Chief Technology Officer since our inception in September 2016, and has lead all engineering development and product management. From June 2015 and August 2016, Ekrem was a full stack engineer at AutomateAds.com (Kuhcoon Inc.), and from June 2014 through January 2015, he served as the lead developer at Adsuit.com, an advertising technology company. Ekrem has also worked as an independent contractor and is seasoned in PHP, JavaScript, HTML5, and many other programming languages.

Related party transactions

Andrew Torba, our CEO, Secretary, Treasurer, Director and majority shareholder, loaned the Company $5,000. The loan accrues no interest and is payable on or before December 1, 2017.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our intellectual property could be unenforceable or ineffective.** One of the Company's most valuable assets is its intellectual property. We currently have applied for a trademark on our brand logo and have purchased the trademark rights to the word "Gab." We also plan to explore opportunities to patent parts of our core technology, but have no patents or applications currently pending or anticipated at this time. In addition, companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our platform, which could make it more difficult for us to operate our business. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease operating our platform, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and or establish and maintain alternative branding for our platform. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which lawsuits could be expensive, time consuming and distract management's attention from our core operations.
- **There are several potential competitors who are better positioned than we are to**

take the majority of the market We will compete with larger, established social networks who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. In a rapidly fragmenting social networking ecosystem other social networking start ups could be created and inhibit our ability to grow in the future. There can be no assurance that competitors will not render our technology or products obsolete or that the social network developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

- **This is a brand-new company.** If you are investing in this company, it's because you think Gab is a good idea, that we will be able to secure the intellectual property rights to the brand, that we will be able to successfully market and continue to grow our social media offering, and that we can price it right and sell it to enough people so that the company will succeed.
- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to maintain operations.** We estimate that we will require at least $1 million to grow our user base and improve our technology to become a sustainable and profitable business. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.
- **Our financial review includes a going concern note** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our investors and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.
- **Any valuation at this stage is pure speculation** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.
- **Our business projections are only estimates** There can be no assurance that the company will meet those projections. There can be no assurance that there is sufficient demand for product, people think its a better option than the competition and Gab has priced the services at a level that allows the company to make a profit and still attract business.
- **Product Improvements** In order to compete, the Company will need to rapidly make updates to our product offerings as the market demands. These product improvements and transitions have no guarantees of success.
- **Government Regulation, Legislation, and Censorship** The Company is subject to local and international laws and regulations. Changes in current or future regulation or legislation could significantly increase the cost of operation, or even preclude it. An increase in government censorship of the internet could have an impact on our business.

- **Third-Party Providers** The Company relies on third-party service providers to operate. We rely on Microsoft's Azure hosting platform as well as Paypal, Stripe, and other services for payment processing. Any interruption or downtime in these third-party services could have a negative impact on our ability to deliver the Gab service to our users and customers. Unless we become completely independent of third-party services, we remain subject to the risk that third-party providers will be unable to meet our needs.
- **Breaches of Company Systems** Any breach of Company systems, databases, or other information may have a significant legal and monetary impact on our business and reputation.
- **Risks Of Borrowing** We may need to seek credit facilities or loans. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could have a material adverse effect on our business, results of operations or financial condition.
- **App Store Rejections** We have been able to get our Android app approved for the Google Play Store. We have been unable to get our mobile application approved by Apple for their App Store. If this trend continues or if our Android application is removed from the Google Play Store it could have a negative impact on our ability to grow the business and user base.
- **Limited Transferability And Liquidity** Each Investor agrees that it will acquire our common stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock. No public market exists for our common stock and no market is expected to develop.
- **Control By Management** The Company's CEO and sole director, holds a majority of our outstanding common stock. Investors will not be able to control the management of the Company.
- **We depend on certain key personnel.** Our future success depends on the efforts of key personnel and consultants, especially our founders, Andrew Troba and Ekrem Buyukkaya. The loss of services of any key personnel may have an adverse effect on us. There can be no assurance that we will be successful in attracting and retaining other personnel we require to sucessfully grow our business.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Andrew Robert Torba, 66.67% ownership, Common Stock
- Ekrem Büyükkaya, 27.78% ownership, Common Stock

Classes of securities

- Common Stock: 9,000,000

  Voting Rights *(of this security)*

The stockholders of record on the books of the Corporation at the close of business on the record date as determined by the Board of Directors and only such stockholders shall be entitled to vote at any meeting of stockholders or any adjournment there of, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the Delaware General Corporation Law (the "DGCL"). Each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.

Dividend Rights

Subject to any preferences that may be granted to any then outstanding preferred stock, and subject to any restrictions contained in the Delware General Corporations Law or our Certificate of Incorporation, our Board of Directors may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of capital stock, subject to the provisions of the Certificate of Incorporation. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purposes as the Board of Directors shall think conducive to the interest of the Corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

Liquidation Rights.

In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments.

Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and the California Corporations Code, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

What it means to be a Minority Holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share. As an early-stage company we are unlikely to have sufficient assets and cash flow to be able to offer dividends for the foreseeable future.

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares issued upon the conversion of your note can decrease by actions taken by the Company. Dilution can make drastic reductions in the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

Gab AI, Inc., was incorporated on September 9, 2016 ("Inception") in the state of Delaware. Our headquarters are located in Austin, Texas. We offer a social network that empowers creators, supports free speech and defends the free flow of information online. Gab stands for bringing folks together of all races, religions, and creeds who share in the common ideals of Western values, individual liberty and the free exchange and flow of information. At Gab, it is our mission to provide people with the tools they need to create and shape their own experience.

During 2016, the Company was funded by donations, which the Company has recognized as other income in our statement of operations.

During 2017, we implemented our online, premium-user subscription program. Subscription fees are collected primarily from credit cards at the beginning of the subscription period. Subscription revenues are recognized ratably over the subscription period, ranging from one month to one year, net of estimated cancellations. Subscription revenues are not allocated to any free-trial periods the Company may offer. Amounts received from subscribers for which the performance obligations have not been fulfilled will be recorded in deferred revenues.

We recorded a tax provision of $1,554 based net income recognized during 2016. There are no significant deferred tax assets, liabilities, or temporary or permanent differences as of December 31,2016. In addition, the Company does not have any net operating loss carry forwards as of 2016 year end.

In 2017, we began offering a premium subscription, Gab Pro, for $5.99 per month or $59.99 per year. This is will be the Company's primary source of revenue going forward.

Financial Milestones

Since Inception, we have relied on donations made by our users and advances from one of our founders for working capital. We will incur significant additional costs for the development and maintenance of our networking platform. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from additional non-binding donations, a premium subscription model to access additional content and features on our platform, our Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

Liquidity and Capital Resources

We are currently cash-flow positive, but require an infusion of new capital to continue business operations. Even if we are successful in this offering, we will likely continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. If we reach our minimum target of $9,999 in this offering, we can continue to operate for six months with the current team. If we manage to raise our overallotment amount of $1,070,000, we believe such amount will last us 18-20 months. To continue growing and operating our business, we will need additional capital in the future. We can access this capital in a variety of ways including through sales of our Pro subscription and other revenue sources, via a bank loan or line of credit, capital contributions from our shareholders, or other capital raising plans.

Indebtedness

Andrew Torba, our CEO, Secretary, Treasurer, Director and majority shareholder, loaned the Company $5,000. The loan accrues no interest and is payable on or before December 1, 2017.

Recent offerings of securities

None

Valuation

$9,900,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$9,999	$1,069,999.70
Less: Offering Expenses		

StartEngine Fees (6% total fee)	$600	$64,200
Professional Fees	$9,000	$9,000
Net Proceeds	$399	$996,799.70
Use of Net Proceeds:		
R& D & Production	$0	$50,000
Marketing	$0	$50,000
Working Capital	$399	$896,799.70
Total Use of Net Proceeds	$399	$996,799.70

We are seeking to raise a minimum of $9,999 (target amount) and up to $1,069,999.70 (overallotment amount) in this offering through Regulation Crowdfunding.

If we raise our target amount of $9,999:
-Cover working capital costs and invest in marketing for the crowdfunding campaign.

If we raise $250,000:
-Above projects
-Expand our engineering team to help with product development on mobile and web projects such as: video uploading and an improved chat messaging system, tipping and subscription monetization for creators.

If we raise $500,000:
-Above projects
-Hire additional engineers to help expand product development to focus on mobile and web projects such as: backend performance improvements and standalone mobile apps for chat and streaming.
-Invest in marketing for user and content creator acquisition

If we raise $750,000:
-Above projects

-Hire additional engineers to help expand product development to focus on mobile and web projects such as: further monetization projects for creators and in-house solutions to third-party services and providers.

If we manage to raise our overallotment amount of $1,070,000, we believe the amount will last us 18-20 months and plan to use the net proceeds of approximately $1,000,000 over the course of that time as follows:
-Above projects
-Further develop GabPro with additional features such as analytics, longer form posts, and other ways to monetize content.

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Reporting

The company will make annual reports available on its company website.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Gab AI Inc

[See attached]

GAB AI, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

DECEMBER 31, 2016

Together with
Independent Accountants' Review Report

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

Gab AI, Inc.
Index to Financial Statements
(unaudited)

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Management and Stockholders
Gab AI, Inc.
Austin, Texas

We have reviewed the accompanying financial statements of Gab AI, Inc. (the "Company"), a Delaware Corporation, which comprise the balance sheet as of December 31, 2016, and the related statements of operations, stockholders' equity and cash flows for the period from September 9, 2016 ("Inception") to December 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbbMcKennon

Newport Beach, California
June 19, 2017

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

GAB AI, INC.
BALANCE SHEET
(unaudited)

		December 31, 2016
Assets		
Cash	$	16,187
Total assets	$	16,187
Liabilities and Stockholders' Equity		
Related party advances		5,000
Total liabilities		5,000
Commitments and contingencies (Note 3)		-
Stockholders' Equity		
Common stock		900
Subscription receivable		(800)
Retained earnings		11,087
Total stockholders' equity		11,187
Total liabilities and stockholders' equity	$	16,187

See accompanying independent accountants' review report and notes to the financial statements

GAB AI, INC.
STATEMENT OF OPERATIONS
(unaudited)

		Period from September 9, 2016 (Inception) to December 31, '2016
Revenues	$	-
General and administrative		27,483
Sales and marketing		57
Research and development		18,611
Total operating expenses		46,151
Operating loss		(46,151)
Other (income):		
Donation income		(58,792)
Total other (income)		(58,792)
Income before provision for income taxes		12,641
Provision for income taxes		1,554
Net income	$	11,087

See accompanying independent accountants' review report and notes to the financial statements

GAB AI, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
(unaudited)

	Common Stock				
	Shares	Amount	Subscription Receivable	Retained Earnings	Total Stockholders' Equity
September 9, 2016 (Inception)	-	$ -	$ -	$ -	$ -
Founder Shares	9,000,000	900	(800)	-	100
Net income	-	-	-	11,087	11,087
December 31, 2016	9,000,000	$ 900	$ (800)	$ 11,087	$ 11,187

See accompanying independent accountants' review report and notes to the financial statements

GAB AI, INC.
STATEMENT OF CASH FLOWS
(unaudited)

		Period from September 9, 2016 (Inception) to December 31, '2016
Cash Flows from Operating Activites		
Net income	$	11,087
Net cash provided by operating activities		11,087
Cash Flows from Financing Activities		
Related party advances		5,000
Proceeds from founders' shares		100
Net cash provided by financing activities		5,100
Increase in cash and cash equivalents		16,187
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	16,187
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	1,554

See accompanying independent accountants' review report and notes to the financial statements

NOTE 1 – ORGANIZATION AND BUSINESS

Gab AI, Inc. (which may be referred to as the "Company," "Gab," "we," "us," or "our") was incorporated on September 9, 2016 ("Inception") in the state of Delaware. The Company's headquarters are located in Austin, Texas. The financial statements of Gab AI, Inc. are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Gab is a social network that empowers creators, supports free speech and defends the free flow of information online. Gab stands for bringing folks together of all races, religions, and creeds who share in the common ideals of Western values, individual liberty and the free exchange and flow of information. At Gab, it is our mission to provide people with the tools they need to create and shape their own experience.

Going Concern and Management Plans
Since Inception, we have relied on donations made by our users and advances from one of our founders for working capital. We will incur significant additional costs for the development and maintenance of our networking platform. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from additional non-binding donations, a premium subscription model to access additional content and features on our platform, our Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Stock-based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

To date, the Company has not issued any share-based payments to its employees or non-employees.

Revenue Recognition
The Company will recognize revenue from its premium-user subscription model when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured.

During 2016, the Company was funded entirely by donations, which the Company has recognized as other income in the accompanying statement of operations.

During 2017, the Company implemented its online, premium-user subscription program. Subscription fees are collected primarily from credit cards at the beginning of the subscription period. Subscription revenues are recognized ratably over the subscription period, ranging from one month to one year, net of estimated cancellations. Subscription revenues are not allocated to any free-trial periods the Company may offer. Amounts received from subscribers for which the performance obligations have not been fulfilled will be recorded in deferred revenues.

Income Taxes
The Company is taxed as a corporation. Accordingly, the Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
The Company has authorized 12,000,000 shares of common stock with $0.0001 par value. During 2016, the Company approved the issuance of 9,000,000 shares of common stock to founders for $900 in consideration, subject to a restricted stock purchase agreement each entered into which were memorialized in 2017. The restricted shares of the founders vest 25% in one year after the commencement date stated in their agreements and 1/48th monthly thereafter. Accordingly, at December 31, 2016, no shares are vested.

Stock Incentive Plan
On December 22, 2016, our Board of Directors adopted the Gab AI Inc. 2016 Stock Option/Stock Issuance Plan (the "2016 Plan"). The 2016 Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of our common stock. Up to 1,000,000 shares of our common stock may be issued pursuant to awards granted under the 2016 Plan. The 2016 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board. To date, no options or shares have been issued under the 2016 Plan.

NOTE 5 – INCOME TAXES

The Company recorded a tax provision of $1,554 based net income recognized during the year. There are no significant deferred tax assets, liabilities, or temporary or permeant differences as of December 31, 2016. In addition, the Company does not have any net operating loss carryforwards as of 2016 year end.

The United States Federal and applicable state returns from 2016 forward are still subject to tax examination by the United States Internal Revenue Service; however, we do not currently have any ongoing tax examinations.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company's CEO incurred approximately $5,000 of expenses on behalf of the Company.

NOTE 8 – SUBSEQUENT EVENTS

In 2017, the Company began offering a premium subscription, Gab Pro, for $5.99 per month or $59.99 per year. This is will be the Company's primary source of revenue going forward.

The Company has evaluated subsequent events that occurred after December 31, 2016 through June 19, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Gab is pending **StartEngine Approval.**


PLAY VIDEO
0
Investors
$0.00
Raised of $10K - $1.07M goal
Gab
An ad-free social network for creators.
Small OPO Austin, TX Social Media
Accepting International Investment

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GAB



"Censorship reflects a society's lack of confidence in itself."
- Potter Stewart

Gab is an ad-free social network for creators who believe in free speech, individual liberty, and the free flow of information online.

Invest in Gab AI Inc

Gab stands for bringing folks together of all races, religions, and creeds who share in the common ideals of Western values, individual liberty, and the free exchange of ideas. Here at Gab, it is our mission to put people first and provide them with the tools they need to create and shape their own experience.

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Whether you realize it or not, there is only but an illusion of choice when it comes to what technology products and services you can use to communicate, find information, network, and discover news. The web is being shaped and influenced by a handful of companies with special interests pushing a very specific agenda. In the free market of ideas, the best ideas always win. When those in control realize that they are no longer winning, they have no choice but to censor and suppress opposing views, information, and better ideas.

At Gab we believe in the power of people and in the strength of community. It is our goal to keep the social web grounded in the freedom of expression, information, and speech. This crowdfunding campaign levels the playing field and gives The People an opportunity to invest in Gab and join us on our journey to build a social network that people love. Gab is powered, operated, and funded by you The People; not special interests or the old guard in Silicon Valley.

Stand with us and help to build a new platform owned by The People and built for The People.

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Andrew Torba,
CEO Gab AI Inc

Investment
$1.10/share | When you invest you are betting the company's future value will exceed $10.9M.

GAB.AI
Speak Freely Online

Perks

$200 — If you invest $200, you will receive a Gab investor badge.

$1,000 — If you invest $1,000, you will receive a Gab coffee mug.

$10,000 — If you invest $10,000, you will receive a video chat with the team over Skype.

$50,000 — If you invest $50,000, you can meet with the team next time you are in town.

Gab's mission is to empower creators and put free speech first.

What We Have Accomplished So Far

Gab launched into private invite-only beta in August 2016. In just over nine months we've been able to attract 191,000+ users from around the world who are creating over one million posts every month. With our nimble technology team we've built out an impressive suite of products including GabTV; our live-streaming product, Gab Chat Rooms; our private group chat product, and Live Topics; our crowdsourced news and discussion product. Gab is a top 9,000 website in the United States and a top 27,000 website globally. Since launch, Gabbers have driven over 85 million page views. Users spend an average of 12 minutes on Gab every time they login. In March of 2017 we launched GabPro, a premium version of Gab with additional features for a small monthly subscription fee. To date we have 1,950 customers subscribed to GabPro.


191000
August 2016
December 2016
May 2017

Pictured: user growth August 2016-May 2017 (internal data)

- $150,000 crowdfunded from the community
- 3,000+ donors
- 85,000,000+ page views since launch
- GabTV live-streaming product
- Gab Chat Rooms launched Q2
- Android app launched in Q2 2017

- 191,000+ users from around the world
- 1,000,000+ posts created every month
- GabPro business model launched March 2017
- 1,950+ GabPro subscribers

Pictured below: GabPro growth (internal data)


717
1517
Feb 2017
March 2017
April 2017
May 2017

Welcome to Gab, Where All Are Welcome To Speak Freely


Home
TV
Popular
Chat
Compose
Search...
Gaming
BritFam
CATEGORIES
News
Politics
Technology
Art
Sports
Entertainment
Humor
Science
Philosophy
AMA
Music
Cuisine
2018. My campaign website is https://electNehlen.com
Homepage
Continue to Electnehlen.com
Reply Repost Quote
Hermann von Hessen @hvonhessen
Hi guys!
I'm a german conservative patriot. I'm commenting on german and european politics in general, currently mostly dealing with our migrant problems and the recent attacks on free speech.
I'll try to keep this account in english so everyone can read and get an idea what's going on over here!
Amy Torba @Amy
I don't think I ever introduced myself, properly.
I am a wife of 28 years and mother of 5.
Lynda Anne Heath
James Kenny
Kathy Birthisel
Leonard Beebe
PROTECTING YOUR 2ND...
Bärbel
Low Ki

GabTV: Engaging Live-Streamed Broadcasts And Videos


The Wayne Dupree Show
Wayne Dupree
Comments are disabled after the live stream.
Call In Now - 202 470 6738
Support The Show - patreon.com/wdshow

Live Topics: Crowdsourced Information On Current Events And News


LIVE TOPICS
Deutsch
London
Introduce Yourself
Brussels
Retro Tunes
International News
North Korea
Memes
Syria
Michigan
Georgia Election
Gabby Memes
CATEGORIES
Georgia Election
Politics
Speak freely about 'Georgia Election'
SEND
Sort by: date / score
Joe Schmoe @Joenotacop
Planned Parenthood spent $734,000 in failed Georgia race

Gab Chat Rooms: Private Group Chats


CHAT
Created by Andrew Torba
Remove room
Good. What are we chatting about? Gifs?
Emily Selby
Okay I'm here
What's up?
Andrew Torba
It's really hot outside
I need some water!
Is there anything else I can do?
Make sure to wear sunscreen!
I want to go to the beach
USERS 3/50
Andrew Torba
Emily Selby
Gab Support
SEND


GabTV BETA
The Joy of Game Dev
Nehlen News
Shorty's Stories

GabTV: The New Generation of Media

Gab Empowers Creators

Gab's business model is to empower creators. One way we are doing this is by offering a premium version of the product for a small monthly or annual subscription fee. This helps us keep Gab ad-free, community-focused, and free of tracking and mass data collection for advertisements. Gab has always and will always be powered by The People. With an optional upgrade to GabPro, users unlock additional features and tools to enhance their Gab experience and help make Gab possible for everyone. GabPro is $5.99/month or $59.99/year. Some of the benefits of GabPro include: early access to new features, the ability to get verified, list creation, private group chats of up to 50 people, bookmarks, category insights, and the ability to stream live on GabTV.

Since launching GabPro in mid-March 2017, Gab has earned **over 1950 GabPro customers.** As we continue to develop GabPro and add more value for our current and future customers, we are confident that we will continue to see strong customer growth with our people-first business model. As Netflix, Apple Music, Hulu, Spotify, and countless others have proven: the subscription model works at scale. We believe the time is right for this model to transition to the social networking ecosystem as consumers become more aware of the mass data collection, privacy invasion, and ad-targeting happening on other establishment networks.

GabPro Features:



GET VERIFIED
PRO users can get verified easily by proving their identity.

CREATE LISTS
Group people based on interests and create custom feeds.

CATEGORY INSIGHTS
Get insights on Gabbers and what they like to post about.

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SAVE POSTS
Bookmark posts and browse saved posts easily by categories or date.

PRIVATE GROUP CHATS
Create a group and start chatting with your people.

GO LIVE SOON
GabTV is always available for you to go live whenever you want.

In the next quarter we plan to fully launch GabTV. GabTV is the future of video streaming and content creation online. GabTV empowers content creators of all types by giving them a unique and engaging way to connect directly with their audience. Instead of relying on advertisers for revenue, GabTV hosts will have the ability to offer premium content to those in their audience who subscribe to them. For example, a computer programmer could offer live or recorded video lessons that are only accessible to subscribers. They will also have the ability to earn tips directly from their audience both during and after a broadcast. By eliminating the middleman of advertising from the GabTV, viewers get a better experience and content creators can focus on creating great content that their audiences love instead of appeasing advertisers.

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LIVE

Gab's Android Mobile App



Our Market and Industry

Gab welcomes everyone, but sees a unique opportunity to carve a niche in a massively underserved and unrepresented market. We estimate that th are over 50 million conservative, libertarian, nationalist, and populist internet users from around the world who are seeking an alternative to the cur social networking ecosystems. These users are also actively seeking out alternative media platforms like Brietbart.com, DrudgeReport.com, Infowars.com, and others. In November 2016 alone, Breitbart.com had over 45 million unique visitors from around the world. As mainstream social networks continue to crack down on "objectionable content" and censor conservative views, we believe the need for alternative platforms will only continue to rise. We believe the trend of "cutting the cord" will continue as the popularity of streaming content over the internet increases. We believe this will also begin a fragmentation process of the social networking ecosystem into smaller niche communities with shared values and ideals.

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Ad Blocking Is Exploding, New Models Are Rising

According to a report from PageFair, ad blocker usage grew 30% in 2016. There were 615 million devices blocking ads worldwide by the end of 2016, 62% (308 million) being on mobile devices. Desktop ad blocker usage grew 17% year-on-year to 236 million.

Recognizing this existential threat, Facebook and other giants began fighting back by blocking ad blockers. This launched an all-out war between ad blocking companies and social media giants, in return only creating more consumer awareness of ad blocking.

Many content creators and publishers rely on advertising as their core business model. Unfortunately with the rise of ad blocking and the backlash of creator demonetization on other platforms, it has become difficult for content creators to generate an income. Content creators feel that they can no longer trust establishment social networks. As platforms like Twitch.tv and Patreon.com have proven, both tipping and paid subscriptions for premium content are models that work at scale for content creators.

Our vision is to implement a tipping and subscription system directly into the Gab platform so that any content creator can connect directly with their audience and bypass that middleman of advertising completely. Instead of relying on ad dollars for income, content creators can provide exclusive content to paid subscribers and those who tip them.



Desktop Browsers
Mobile Browsers
Traffic
380m
275m
236m
18m
216m
54m
145m
54m
21m
30m
39m
Jan 2010
Jan 2011
Jan 2012
Jan 2013
Jan 2014
Jan 2015
Jan 2016
data source: pagefair

Ad Blocker Growth On Mobile Devices Is Growing (Charts courtesy of Brave.com and source: Pagefair.)



Average Ad Block Usage Rate (US)
Average
Male
Female
18% 20% 16%
22% 23% 21%
18% 21% 16%
16% 20% 12%
15% 19% 12%
15% 16% 13%
18-24
25-34
35-44
45-54
55-64
65+
data source: pagefair



Impression of ESPN among Democrats and Republicans
Do you have a positive or negative impression of ESPN? (Scores range from -100 to +100)
Democrats
Republicans
Curt Schilling fired from ESPN
Caitlyn Jenner honored at ESPYs
Apr '13
Oct '13
Apr '14
Oct '14
Apr '15
Oct '15
Apr '16
Oct '16
Apr '17
YouGov | yougov.com
May 1, 2017

Conservatives are turning off biased networks and content. People are tuning out of traditional media and turning to streaming.



Ad Blocking = Growth Continues…Especially in Developing Markets…
Users Increasingly Opt Out of Stuff They Don't Want
Adblocking Users on Web (Mobile + Desktop), Global, 4/09 – 12/16
Global Adblocking Users (MM)
2009 2010 2011 2012 2013 2014 2015 2016
Desktop Adblocking Software Users
Mobile Adblocking Browser Users
Adblocking Penetration (Mobile + Desktop), Selected Countries, 12/16

Country	Desktop	Mobile
China	1%	13%
India	1%	28%
USA	18%	1%
Brazil	6%	1%
Japan	3%	--
Russia	6%	3%
Germany	28%	1%
Indonesia	8%	58%
UK	16%	1%
France	11%	1%
Canada	24%	--

Blue header charts source: Mary Meeker's 2017 internet trends report



Network TV* Minutes Delivered = 2011 Top 5 Networks -10% Average…
Netflix +669% Over 5 Years, USA…
Monthly Minutes Delivered By Network Group, USA, 2010/11-2015/16
Monthly Minutes Delivered (B)
11% 14% 1% 669% 1% 21% 35% 33% 30% 16%
NBC Universal
Disney
21st Century Fox
Netflix
CBS
Time Warner
Viacom
Discovery
A&E
ESPN
2010-2011 (through Feb)
2015-2016 (through Feb)



Video = Why Cord-Cutting?
Lower Price + Convenience
Reasons for Cutting Pay-TV Service, Q4:16
Too Expensive 80%
Use an Internet Streaming Service 48%
Use Antenna to Get Basic Channels 27%
Like to Binge Entire Seasons via Streaming 19%
Dropped Cable Upon Moving / Relocating 13%
Bulk of Viewing is Streaming Service Original Content 11%


Top global ad spend
$80B
$60B
$40B
$20B
0
'12
'13
'14
'15
'16
'17
Google $80.8B
Facebook $36.3B
Alibaba $17.4B
Baidu $9.3B
Tencent $6.7B
Microsoft $6.1B
Data: eMarketer, Note: Google includes YouTube, Microsoft includes LinkedIn; Chart: Andrew Witherspoon / Axios

About 50% percent of all ad dollars flow to to Google and Facebook, as ad blocking rises this business model is in jeopardy. Source: eMarketer


MONTHLY USERS
2 B
1.5 B
1 B
500 M
2B JUNE 2017
1.5B JUNE 2017
700 M APRIL 2017
328 M APRIL 2017
1.2B FEB 2017
255 M (APPROX.) MAY 2017
1.2B APRIL 2017
889 M DEC 2016
FACEBOOK
YOUTUBE
INSTAGRAM
TWITTER
WHATSAPP
SNAPCHAT
FACEBOOK MESSENGER
WECHAT

50% of the top apps are owned by the same company (Facebook, WhatsApp, Instagram, Messenger)
Graph courtesy of Techcrunch.com

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August 2016

Gab launches into private beta

Gab launches on August 15th, 2016.

October 2016

Gab starts accepting donations

Gab starts accepting donations from community members in October 2016, crowdfunding over $130,000.

December 2016

Gab Grows

After a wave of press and censorship from other social networks, Gab explodes in growth and passes 100,000 users in December 2016.

February 2017

GabTV Launches

Our live-streaming product, GabTV, launches!

May 2017

Gab Opens To All

On May 8th, 2017 Gab opens publicly to the world and exits beta testing.

May 2017

Android App Launch

Gab launches an Android app to the Google Play Store.

June 2017

Gab Continues to Grow

After another wave of censorship from other social networks, Gab explodes in growth and passes 191,000 users in May 2016.

Date of StartEngine Launch (Present)

Gab Launches on StartEngine!

Gab seeks $1M from everyday investors in the Gab community.

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In the Press

npr | The Washington Post | EPOCH TIMES | POLITICO | NBC NEWS | London Evening Standard

The New York Times

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Meet the Founders

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Andrew Torba

Co-Founder, CEO, CFO, Secretary and Director

Andrew has served as our Chief Executive Officer, Chief Financial Officer, Secretary and sole director, since our inception in September 2016. He leads our product and company vision, marketing, operations, and monetization. Prior to founding Gab, Andrew co-founded AutomateAds.com (Kuhcoon Inc,), a social media advertising technology startup, serving as the CEO between October 2011 and August 2016 and led the company through Y Combinator in 2015 as well as seed stage financing.



Ekrem Büyükkaya

Co-Founder and CTO

Ekrem has served as our Chief Technology Officer since our inception in September 2016, and has lead all engineering development and product management. From June 2015 and August 2016, Ekrem was a full stack engineer at AutomateAds.com (Kuhcoon Inc.), and from June 2014 through January 2015, he served as the lead developer at Adsuit.com, an advertising technology company. Ekrem has also worked as an independent contractor and is seasoned in PHP, JavaScript, HTML5, and many other programming languages.

And the Rest of the Team



Utsav Sanduja

CCO

Utsav is responsible for Gab's press communications, global corporate affairs, risk analysis, and GabTV production and oversight. Prior to Gab, Utsav worked at Appleton & Associates International Lawyers as Research Assistant from 2015-2016. From 2014-2015 he worked as an Assistant News Director at RCB in Canada. In 2014 he worked on the Ford for Mayor Campaign for Toronto mayor Rob Ford.



Emily Selby

Customer Support

Emily leads Gab's customer support and community management. Prior to Gab, Emily worked in several retail customer support positions while finishing her Master's Degree at Palo Alto University. Most recently she worked at Wittwer Chiropractic Center in Belmont, CA in 2016.



Andrew Quebe

Android Developer

Andrew is the lead Android developer for Gab's Android mobile app. Prior to Gab, Andrew worked on various independent contracting projects for Android development. Andrew has been developing on top of the Android platform for four years.



Andrew Cates

Frontend Engineer

Andrew is a senior frontend engineer with over a decade of engineering experience. Prior to Gab, Andrew worked for Walmart Labs from 2012-2016 as a Senior Software Engineer. He worked at Netflix in 2011 as a Senior Web UI engineer. From 2007-2010 he worked as a Software Architect at Myspace.

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Offering Summary

Company	Gab AI Inc
Corporate Address	PO Box 270116 Austin, Texas 78727, USA
Description of Business	Telecommunications and social networking services, namely, providing live-streaming of video, online chat rooms, and electronic bulletin boards for the transmission of messages among users in the field of general interest.
Type of Security Offered	Common Stock
Minimum Investment Amount (per investor)	$199.10

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Perks

$200 — If you invest $200, you will receive a Gab investor badge.

$1,000 — If you invest $1,000, you will receive a Gab coffee mug.

$10,000 — If you invest $10,000, you will receive a video chat with the team over Skype.

$50,000 — If you invest $50,000, you can meet with the team next time you are in town.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

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Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Gab to get notified of future updates!

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start engine

©2017 All Rights Reserved

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Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the "Accredited Investor" and "Offering Memorandum" exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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VIDEO TRANSCRIPT (Exhibit D)

Hello, my name is Andrew Torba and I'm the CEO and Co-Founder of Gab.

Gab is a social network for creators. Our mission is to put people, free speech, and the free flow of information first above all else. We believe that people are intelligent enough to make their own rational decisions about what is "fake news" and what isn't. We believe that in the free market of ideas and that the best ideas will always win when given the chance to be heard and seen. We believe in the power of individual liberty and choice.

Gab's goal is to empower creators, not advertisers or special interests. We want to connect content creators directly with their audiences and allow their audience to reward them with tips and subscriptions for exclusive content. With the rise of ad blocking, privacy awareness, and the demonization of content creators on other platforms like Youtube; we believe that Gab is needed now more than ever.

As part of our mission of putting people first, we couldn't think of a better way to involve our community than to open up our first funding round to everyone. You don't need to be a multi-millionaire venture capitalist investor to get involved. We're not building for venture capitalists. We're building for The People.

If you believe in free speech, individual liberty, and the free flow of information please join us and help protect these sacred freedoms. Thank you for your support, and remember to seek truth and speak freely.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the

offering deadline.

- Offerings under Rule 506(c) may only be conducted if the issuer, in its filed Form C, has identified to investors under Regulation Crowdfunding that it may choose to run a 506(c) offering during or after the Regulation Crowdfunding offering. Such language is now included in the StartEngine Investing Process, filed with every Form C. Issuer must also disclose, in the Risk Factors and Discussion of the Liquidity and Capital Resources sections, that it will be raising additional funds from investors in the future.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.